Exhibit 99

                                [UNILEVER LOGO]


           News Release   News Release   News Release   News Release


                          Unilever United States, Inc.

U.S. Media Relations Contact:
Stacie Nevadomski
201-894-7760

                                      FOR IMMEDIATE RELEASE , DECEMBER 15, 2004

                 UNILEVER PORTUGAL RESTRUCTURES FOODS BUSINESSES

Rotterdam, 15 December.- Unilever today announced that it will be restructuring its Portuguese foods business with its current joint venture partner, Jeronimo Martins Group.

Until now, Unilever Portugal has held a 40% stake in the FimaVG foods business, a joint venture with Jeronimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000.

The deal sees the two foods businesses - FimaVG foods and Unilever Bestfoods Portugal - unified and the joint venture stakes re-balanced so that Unilever will subsequently hold 49% of the combined foods business and Jeronimo Martins Group 51%. Unilever receives approximately (euro)80m as a result of the deal.

The deal is subject to regulatory approval.
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2004